

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 30, 2008

Anthony DeLise, Interim President and Chief Executive Officer
Siena Technologies, Inc.
5625 South Arville Street, Suite E
Las Vegas, Nevada 89118

> **Re:** **Siena Technologies, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed April 11, 2008**
> **File No. 000-25499**

Dear Mr. DeLise:

We have limited our review of your preliminary information statement on Schedule 14C to the matters set forth in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please include the statement required by Schedule 14C Item 2 ("We Are Not Asking You for a Proxy and You are Requested Not To Send Us a Proxy") on the first page of the information statement in bold-face type.

2. Please provide all of the information about Siena Technologies, including financial statements, required by Schedule 14C Item 1 (via Schedule 14A Item 14(c)(1)). Also provide unaudited financials statements of the business to be sold for the same period as well as pro forma information. Refer to Question I.H.6 of the Division of Corporation Finance: Manual of Publicly Available Telephone

Interpretations, Third Supplement, July 2001 available at
http://www.sec.gov/interps/telephone/phonesupplement3.htm.

3.   Please provide disclosure of past contracts, transactions and negotiations between
the company and Mr. Kelley as required by Schedule 14C Item 1 (via Schedule
14A Item 14(b)(7)).

Action to be Taken: Sale of Assets of Subsidiary Kelly Communication Company, Inc.,
page 3

4.   Please provide enhanced disclosure of the background of, reasons for, and effect
of the transaction. Refer to Schedule 14A Item 14(b). For example, discuss who
acted for the company in negotiating the sale of assets to Mr. Kelley and how the
consideration and transaction structure were determined. Disclose any
relationships between the company's representatives (or their affiliates) and Mr.
Kelley (or his affiliates). Provide full disclosure of any interest the company's
representatives have in the transaction. Explain the benefit the company hopes to
achieve for its shareholders (other than Mr. Kelley) by engaging in this asset sale.

5.   Describe the interest of Dutchess and its representatives in the transaction, by
security holdings and otherwise. Also explain the role Dutchess and its
representatives played in the negotiation of the transaction. Refer to Schedule
14C Item 3.

6.   Describe in more detail the obligations and liabilities to be assumed by Kelley in
the transaction. Include quantitative disclosure to the extent practicable.

7.   Please disclose the company's plans following the disposition of substantially all
of its assets. Also discuss the assets and liabilities that will remain with the
company following the consummation of the asset sale.

8.   Identify the shareholders who have approved the asset sale and the percentage of
outstanding shares that they collectively represent.

                                        *   *   *

        As appropriate, please revise your filing in response to these comments. You may
wish to provide us with marked copies of the amendment to expedite our review. Please
furnish a cover letter with your amendment that keys your responses to our comments
and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Harrington, Attorney-Adviser, at 202-551-3576, or me, at 202-551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Peter Gennuso, Esq.
        Gersten, Savage LLP
        Via facsimile: (212) 980-5192